Exhibit (a)(1)(L)

FORM OF COMMUNICATION REGARDING ACTUAL EXCHANGE RATIOS

Date:
To:	Eligible Optionholders
From:	Winn-Dixie Stores, Inc.
Re:	Stock Option Exchange Offer - Actual Exchange Ratios

Today is the last day to elect to participate in the exchange offer for all Eligible Option Grants. As previously communicated on November 9, 2009, the exchange offer and the withdrawal rights are scheduled to expire at 11:59 p.m., Eastern Time, today, December 8, 2009.

If you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form prior to 11:59 p.m., Eastern Time. If you wish to withdraw your tendered Eligible Option Grants, you must ensure that we receive your properly completed and signed Notice of Withdrawal prior to 11:59 p.m., Eastern Time.

We are sending this communication to you to notify you of the final exchange ratios. Below is a table that you can use to calculate the number of shares that would be subject to each New Option Grant compared to the number of shares subject to your Eligible Option Grant based on the final exchange ratios.

Utilizing the Black-Scholes value of the New Option Grants and the Eligible Option Grants determined based on a per share stock price of $        , which was the closing price of our common stock on December 8, 2009, the final exchange ratios applicable to Eligible Option Grants are as follows:

[INSERT TABLE WITH ACTUAL EXCHANGE RATIOS]

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form, the Notice of Withdrawal, or other documents relating to this exchange offer) to Teri Podsiadlik by hand, by facsimile to (904) 783-5558, or by e-mail to TeriPodsiadlik@winn-dixie.com.